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- EXHIBIT 99.1



                        PERFORMANCE IN JULY, 2003 (POSCO)

                                                                                    (Unit: 1,000 tons, KRW BN)
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                                                               JUNE '03                        JULY '02
                                                                        -------                        -------
         ITEMS                       JULY '03                           MOM (%)                        YOY (%)
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
  Crude Steel Production               2,502            2,342             6.8           2,400            4.3
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       Sales Volume                    2,410            2,274             6.0           2,382            1.2
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          Sales                        1,242            1,186             4.7           1,019           21.9
     Operating Profit                    195              166            17.5             135           44.4
      (O.P. Margin)                  (15.7%)          (14.0%)                         (13.2%)
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       Total assets                   17,519           17,622            -0.6          17,687           -0.9
    Total Liabilities                  5,124            5,392            -5.0           6,320          -18.9
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


- Crude steel production increased by 6.8% compared to that of previous month mainly due to the shortened repair time of #5 Blast Furnace in Kwang Yang.

- ESOP-related operating expense of KRW 74.7 bn was incurred as part of employee welfare expense.

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The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.
All figures in the above table are based on non-consolidated financial statements.
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